Mail Stop 3561

February 17, 2009

Zhuangyi Wang
Chief Executive Officer
QKL Stores Inc.
c/o Paracorp Incorporated
40 E. Division Street, Suite A
Dover, Delaware 19901

> **Re:** **QKL Stores Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 14, 2009**
> **File No. 333-150800**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed January 15, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed January 15, 2009**
> **File No. 033-10893**

Dear Mr. Wang:

        We have reviewed your response letter and amendment to your Form S-1 filed January 14, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Registration Statement on Form S-1, Amendment No. 5

General

1. We note your response to comment four in our December 24, 2008 letter. Given the facts and circumstances of the transaction, we continue to believe that the offering is an indirect primary offering that must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Private-Label Merchandise, page 53

2.   We believe your disclosure of the a range for gross margins on private-label merchandise of 20% to 30% could be confusing to investors since it relates to a portion of your net sales that is not material to your financial statements for the fiscal year ended December 31, 2008. Accordingly, please delete your reference to a 20% to 30% range for gross margin on private-label merchandise.

Results of Operations, page 55

Three Months Ended September 30, 2008 Compared with Three Months Ended September 30, 2007

Retail Sales Revenue, page 55

3. We note your response to comment eight in our December 24, 2008 letter, and your revised disclosure stating that $3.5 million of the $9.7 million increase in your retail sales was attributable to new store openings. Considering your disclosure that $0.4 million of the increase was attributable to comparable store sales, it appears that you do not explain the reason for $5.9 million, or approximately 61%, of the increase in your retail sales. Please revise. Refer to Item 303(a)(3)(i) of Regulation S-K; Instruction 4 to Item 303(a) of Regulation S-K; and SEC Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, Securities Act Release No. 6835, Part III.D (May 18, 1989).

Security Ownership of Certain Beneficial Owners and Management, page 77

4. We note your disclosure in notes four and six on page 78 regarding Mr. Wang's beneficial ownership of your common stock. As currently drafted, your disclosure suggests that certain events must occur before Mr. Wang will obtain beneficial ownership, but then indicates that those events have occurred. For example, note four currently states "[i]f Mr. Wang does acquire those shares, he will become the beneficial owner of all of our stock held by Winning State (BVI)." Pursuant to your disclosure in the preceding table on page 77 and the last paragraph of note six, Mr. Wang is currently the beneficial owner of the subject shares. Please revise.

Executive Compensation, page 81

5. Please update the registration statement to provide compensation disclosure for the fiscal year ended December 31, 2008.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 17. Preferred Stock and Warrants, page F-29

6.   You disclose an obligation to investors of $155,000 per month, capped at $1.55 million, as liquidated damages resulting from being in default of your obligation under the Registration Rights Agreement to have your registration statement declared effective by September 24, 2008. As of September 25, 2008 you had a liability that met the requirements for accrual in accordance with paragraph 8 of SFAS 5. See also FSP EITF 00-19-2. You disclose you are continuing to accrue liquidated damages, however it is not clear what amount you estimated and actually accrued, if any, as of September 30, 2008. As of January 24, 2009, the estimated liability that should be recorded has increased to at least $775,000. Please revise your financial statements to disclose the dollar amount accrued and recorded in the financial statements as of September 30, 2008 and the basis for your calculation of the amount accrued.

Form 10-Q/A, for the fiscal quarter ended September 30, 2008
Form 10-Q/A, for the fiscal quarter ended June 30, 2008

Item 4. Controls and Procedures, pages 23 and 54

Disclosure Controls and Procedures

7.   We note your revised disclosure and response to comment 11 in our letter dated December 24, 2008. Please revise Forms 10-Q, as amended on January 15, 2009, for the fiscal quarters ended June 30, 2008 and September 30, 2008 to discuss only one conclusion by deleting any reference to "disclosure controls and procedures were effective" since they were not effective as you now disclose in the fourth paragraph.

Exhibit 31

8. Please revise the exhibits filed pursuant to Item 601(b)(31) of Regulation S-K so the language in your certifications is identical to Item 601(b)(31). Specifically, we note that you do not include the reference to the definition of internal control over financial reporting in paragraph 4 and you omitted the parenthetical included in paragraph 4.(d).

                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvo, Review Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Adviser, at (202) 551-3485, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink LLC
        Facsimile No. (212) 688-7273